UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2024

COMMISSION FILE NUMBER 001-34041

Evotec SE
(Translation of registrant’s name into English)

Essener Bogen 7

22419 Hamburg

Germany

Tel: +49 40 560810

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

On April 24, 2024, Evotec SE (the “Company”) reported financial results and corporate updates for the fiscal year ended 31 December 2023 and announced a priority reset to focus on profitable growth. The press release is attached hereto as Exhibit 99.1. An accompanying investor presentation is attached hereto as Exhibit 99.2. Evotec’s Annual Report 2023 is attached hereto as Exhibit 99.3.

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SIGNATURE

Pursuant to the requirements of s the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec SE

By:	/s/ Laetitia Rouxel
Name: Laetitia Rouxel
Title: Chief Financial Officer

Date: April 24, 2024

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Evotec presents fiscal year 2023 results and announces priority reset to focus on profitable growth
99.2	Evotec SE: Resetting for profitable growth
99.3	Evotec SE: Annual Report 2023 – Shaping medicines that matter

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